EXHIBIT 99.1

China Lodging Group Enters Into Definitive Agreement to Acquire Crystal Orange Hotels

SHANGHAI, China, Feb. 27, 2017 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (“China Lodging” or the “Company”), a leading hotel chain operator in China, today announced that its wholly-owned subsidiary China Lodging Holdings (HK) Limited has entered into a definitive share purchase agreement with the shareholders of Crystal Orange Hotel Holdings Limited (“Crystal Orange”) to acquire all of the equity interests of Crystal Orange for an initial aggregate consideration in cash of approximately RMB 3.65 billion, with customary post-closing adjustments (the “Transaction”). The closing of the Transaction is subject to the approval from the Antitrust Bureau of Ministry of Commerce of China.

China Lodging's management will communicate more details on the Q4 and full year earnings call at 9 p.m. ET, Tuesday, March 14, 2017 (or 9 a.m. on Wednesday, March 15, 2017 in the Shanghai/Hong Kong time zone). To participate in the event by telephone, please dial +1 (855) 500 8701 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3018 6776 (for callers in Hong Kong) or +65 6713 5440 (for callers outside of the US, China Mainland, and Hong Kong) and enter pass code 7256 4976.  Please dial in approximately 10 minutes before the scheduled time of the call.

About China Lodging Group, Limited
China Lodging Group, Limited is a leading hotel operator and franchisor in China under 12 brand names. As of December 31, 2016, the Company had 3,269 hotels or 331,347 rooms in operation in 367 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group's brands include Hi Inn, HanTing Hotel, Elan Hotel, JI Hotel, Starway Hotel, Joya Hotel, and Manxin Hotels & Resorts. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

For more information, please visit the Company's website: http://ir.huazhu.com.

About Crystal Orange
Crystal Orange is a leading boutique hotel operator in China founded in 2006, headquartered in Beijing, with more than 100 hotels located primarily in tier 1 and tier 2 cities. Crystal’s three flagship brands address different segments of the market, namely “Crystal Orange Hotel”, “Orange Hotel Select” and “Orange Hotel”.

For more information about Crystal Orange, please visit its website: http://www.orangehotel.com.cn

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Investor Relations
Tel: +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com